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                                              Exhibit 47


                                  ENTERED
                                  6/21/94

                                          CLERK'S OFFICE, U.S. DIST. CT.
                                          AT CHARLOTTESVILLE, VA
                                          FILED for Harrisonburg
                                          JUN 21 1994
                                          MORGAN E. SCOTT, JR., Clerk
                                          By   /s/ J. Turner
                                               Deputy Clerk


                    IN THE UNITED STATES DISTRICT COURT
                    FOR THE WESTERN DISTRICT OF VIRGINIA
                           HARRISONBURG DIVISION


WLR FOODS, INC.,                    )     CIVIL ACTION NO. 94-012-H

                  Plaintiff,        )

v.                                  )     MEMORANDUM OPINION

TYSON FOODS, INC.,                  )

                  Defendant,        )

and                                 )

TYSON FOODS, INC. and               )

WLR ACQUISITION CORP.,              )

            Counterclaimants,       )

v.                                  )

WLR FOODS, INC., et als.,           )

      Counterclaim-defendants.      )   JUDGE JAMES H. MICHAEL, JR.


            Tyson Foods, Inc. (Tyson) has commenced a hostile attempt to takeover WLR Foods, Inc. (WLR).  WLR has filed suit seeking a declaratory judgment affirming various measures undertaken by WLR to defend against

Tyson's takeover attempt.  Tyson has counterclaimed, asserting that such measures are

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illegal and that the Virginia statutory scheme regulating hostile takeover attempts is unconstitutional.

            The only issues before the court at this time are whether WLR's

Board of Directors properly set the record date to determine which shareholders may vote in the control share referendum, and whether four directors (George Bryan, Herman Mason, Charles Wampler, and William

Wampler) who resigned as employees of WLR before the record date should be permitted to vote in the referendum.  Tyson's motion for preliminary injunction is denied.

                                     I.

            Hostile takeover attempts in Virginia are governed in part by the Virginia Control Share Act, Va. Code secs. 13.1-728.1 to 13.1-728.9.

The Act states that any shares acquired in a control share acquisition1 have no voting rights, unless a majority of shareholders entitled to vote grants such voting rights.  Va. Code sec. 13.1-728.3.  Interested shares may not vote in the control share referendum.  Id.

            In order to defend against Tyson's takeover attempt, WLR took several actions at a February 4, 1994 meeting of its Board of Directors.

Three of those actions are pertinent to the issues currently before the court.  First, the Board amended














1 In pertinent part, a "control share acquisition" is defined as an acquisition of at least 20% of the voting shares of a Virginia corporation in which the target corporation does not wish to be acquired, i.e. a hostile takeover. Va. Code sec. 13.1-728.1. No party disputes that what Tyson is attempting qualifies as a control share acquisition.




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WLR's bylaws to set the record date for a control share referendum as the date on which Tyson submitted its control share acquisition statement.2

Tyson filed this statement on April 14, 1994, establishing that date as the record date.  Secondly, four members of the Board of Directors resigned as employees of WLR.  Lastly, the Board of Directors amended WLR's bylaws to make clear that the Chairman and Vice Chairman of the Board are officers of the Board of Directors, but they are not officers of WLR.  The final two measures were designed to enable the four Directors to vote in the control share referendum.  The subject of this preliminary injunction motion is the validity of these three actions pursuant to the Virginia Control Share Act.

Other issues are saved for another day.

                                    II.

            In deciding whether to issue a preliminary injunction, the court must consider four factors:  (1) the likelihood of irreparable harm to Tyson without the injunction; (2) the likelihood of harm to WLR with the injunction; (3) Tyson's likelihood of success on the merits; and (4) the public interest.  Blackwelder Furniture Co. v. Seilig Mfg. Co., 550 F.2d

189, 193-96 (4th Cir. 1977).  These four factors are to be weighed flexibly based on a sliding-scale approach, and a strong showing by a party with regard to one factor reduces the need for that
















2 Virginia Code sec. 13.1-728.4 requires Tyson to submit to WLR a control share acquisition statement, which must provide certain details of Tyson's position and intentions with respect to its attempted control share acquisition.




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party to make a strong showing on other factors.  Dan River, Inc. v. Icahn,

701 F.2d 278, 283 (4th Cir. 1983) (citing North Carolina State Ports v.

Dart Containerline Co., 592 F.2d 749, 750 (4th Cir. 1979)).

            As previously stated, the issues before the court are

particularly narrow and involve only the validity of the Directors' actions pursuant to the Control Share Act.  As a result of the court's uniquely narrow inquiry, the only potential harm to Tyson is a skewing of the results of the control share referendum caused by the four director's votes being counted and the particular record date chosen by WLR.  The referendum took place on May 21, 1994, and in order to prevail Tyson needed a majority of shares eligible to vote.  Va. Code sec. 13.1-728.3.  Tyson received only

3,152,830 votes out of 10,896,672 shares eligible to vote, including shares held by the four directors and their associates.3  Even if all of them were excluded, however, the number of shares eligible to vote would have fallen to 9,500,742, giving Tyson only 33% of shares eligible to vote, far less than the majority that it needed.  In fact, given the number of shares that were voted for Tyson, in order for Tyson to prevail the number of shares eligible to vote would have to fall






















3 Of the 1.833 million shares challenged by Tyson, 1,395,930 were counted as eligible to vote and the remainder was excluded.


                                    -4-

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to 6,305,659.  That would entail excluding more than three times the

1,395,930 shares challenged by Tyson.4  Clearly, given the results of the control share referendum, Tyson will suffer little, if any, harm if its motion for a preliminary injunction is denied.  The vote simply would not have come out differently.

            Because of the apparent lack of harm to Tyson, the likelihood of success on the merits must weigh heavily in Tyson's favor in order for it to prevail.  The likelihood of each party's success on the merits turns on the validity of the actions taken by WLR's Board of Directors pursuant to the Virginia Control Share Act.  In addition, as expressed by the

Virginia legislature, the public interest is served by allowing the Control

Share Act to dictate the procedures to be followed in hostile takeovers.

As a result, in weighing the Blackwelder factors the court now must address the validity of the directors' actions pursuant to the Control Share Act.

Whether these actions violated any other provisions of law is not at issue and does not affect the court's decision.




















4 One extremely unlikely scenario exists in which Tyson could have prevailed. If all of the votes challenged by Tyson were excluded, the number of shares eligible to vote would fall to 9,500,742. In addition, 1,603,800 shares were counted as eligible to vote but did not do so. If every one of these shares was prevented from voting because of the manner in which WLR set the record date, and if every one of them would have voted for Tyson, then Tyson would have received 4,756,630 votes out of 9,500,742 eligible shares. This would give Tyson approximately 50.066% of the vote. Notwithstanding, the court considers this scenario unrealistic.




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                                    III.

            The first matter before the court is the validity of the record date set to determine which shares may vote in the control share referendum.  WLR's Board of Directors fixed the record date as the date on which Tyson submits its control share acquisition statement, which was done on April 14, 1994.  Tyson contends that the record date was set in this manner in order to deprive the marketplace of adequate notice by preventing shareholders who purchased their shares after the record date from voting in the control share referendum.  This argument assumes that those who sell their shares before the record date will not be concerned enough to vote.

Tyson alleges that WLR did this in order to increase the number of shares which are not voted in the control share referendum, and this harms Tyson because sec. 13.1-728.3 requires that Tyson receive a majority of shares eligible to vote.  WLR responds that it set the record date as it did in order to prevent Tyson from manipulating the rules of the Control Share Act by acquiring by some means shares in the time period between the filing of the control share acquisition statement and the record date--asserted by

Tyson to be between five (5) and ten (10) days--and then placing those acquired shares in friendly hands for the purpose of voting in the control share referendum.

            Regardless of the benefits or drawbacks to either party of a particular record date, WLR plainly is permitted to set the record date as it has done in this case.  Virginia Code
















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sec. 13.1-660(A) states:  "The bylaws may fix or provide the manner of fixing in advance the record date for one or more voting groups in order to make a determination of shareholders for any purpose."  The only limitation on the Board's authority contained in sec. 13.1-660 provides that the record date may not be more than seventy days before the shareholder meeting or action for which the determination of shareholders is required.

Id. sec. 13.1-660(B).  The only other limitation set by Virginia law is contained in Va. Code sec. 13.1-690, which sets the standard for director conduct as "good faith business judgment".  This court previously has ruled in this case that pursuant to sec. 13.1-690 "good faith is to be measured by the directors' resort to an informed decisionmaking process, not by the rationality of the decision ultimately taken."  WLR Foods, Inc. v. Tyson

Foods, Inc., No. 94-012-H, 1994 WL 241834, at *1 (W.D. Va. June 1, 1994).

There is no dispute that WLR's directors undertook an informed decisionmaking process with regard to the selection of a


































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record date.5  As a result, the record date is valid pursuant to Virginia law.

                                    IV.

            Tyson next asserts that the four directors who resigned as employees on February 4, 1994 should not be permitted to vote their shares in the control share referendum.  Virginia Code sec. 13.1-728.1(B)

prohibits "interested shares," as determined on the record date, from voting in the control share referendum, and "interested shares" is defined as shares of WLR held by the following persons:  (1) the acquiring person,

i.e. Tyson; (2) any officer of the target corporation; and (3) any employee of the target corporation who is also a director of the corporation.6  Id.

sec. 13.1-728.1.  Shares are interested not only if they are held by any of the above persons, but also if they are held by such person's "associates,"

which includes:  (1) any person who















5 Even if this court reviewed the substantive rationality of the directors' decision to set the record date as they did, clearly their decision should stand. Despite Tyson's protests, a certain number of shares purchased near the time of the record date would not be able to vote regardless of the particular date chosen. In addition, all shares must be owned by someone on the record date, even if the owner is someone who has since sold the shares and is less likely to vote. WLR's asserted desire to prevent any party from manipulating the Control Share Act by placing shares in disinterested hands prior to a record date announced in advance rather than without notice certainly qualifies as a rational decision.

6 Because the term "employee" includes officers, Va. Code sec. 13.1-603, and it is not disputed that the four men were directors on the record date, their shares are interested shares if they were employees of WLR on the record date, regardless of whether they were officers.




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controls or is controlled by an interested person or who acts jointly or in concert with an interested person in connection with the acquisition or exercise of beneficial ownership over shares; (2) any organization for which an interested person functions as an officer, director, or partner;

(3) any person having beneficial ownership over ten percent or more of any class of equity securities issued by an interested person; (4) any trust or estate in which an interested person has a beneficial interest or serves in a fiduciary capacity; and (5) any relative or spouse or relative of such spouse who has the same residence as an interested person.  Tyson alleges that the four directors and their associates hold approximately 1.833 million shares of WLR,7 and those shares should be excluded from the control share referendum because they are interested.

            WLR freely admits that the directors resigned as employees for the purpose of voting their shares in the control share referendum.  Their motive for resigning, however, is not relevant to deciding whether their shares are interested.  Va. Code sec. 13.1-728.3 plainly states that the determination of which shares are interested is to be made as of the record date.  There is no exclusion for shares held by a person who formerly was an employee but remains a director on the record date.  The legislature apparently decided that a director/employee could

















7 WLR has slightly less than 11 million shares outstanding, so the disputed shares represent approximately seventeen percent of the shares outstanding.




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choose that the benefits of voting in a control share referendum outweigh the benefits derived from remaining an employee.  Whether one is an employee, however, must be determined based on one's functions and duties.

See, e.g., Reliance Elec. Co. v. Emerson Elec. Co., 404 U.S. 418, 425 n.4

(1972); Gold v. Sloan, 486 F.2d 340, 351 (4th Cir. 1973); see also Va. Code sec. 13.1-603 ("A director may accept duties that might make him an employee.")  (emphasis added).  In this case, the four directors resigned as employees on February 4, 1994 and the record date was April 14, 1994.

Whether the four directors may vote their shares, therefore, turns on whether they truly resigned or whether they continued to function as employees as of April 14, 1994.

            Tyson presented no direct evidence that the four directors continued to function as employees as of April 14, 1994.  Instead, it attempted to demonstrate that they were employees before April 14 and that as of April 14 they performed the same functions as they did before they resigned.  WLR contends, however, that the four directors had not functioned as employees for quite some time, and the February 4 resignations were intended merely to clarify their true roles within WLR.

After considering all of the evidence, the court concludes that the four directors in question were not employees on the record date.

            Charles Wampler is Chairman of the Board of Directors of WLR,

and on February 4, 1994 WLR amended its bylaws to make the Chairman and

Vice Chairman officers of the Board of Directors, and not officers of the company.  WLR claims that he
















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has not been involved in active management of daily operations for decades.

As of April 14, 1994 his only function was as Chairman of the Board.  He did not report to anyone and no one reported to him.  He signed no checks on WLR's behalf, and he had no authority to direct other WLR employees.

When he resigned as an employee, he gave up his salary of approximately

$50,000 per year and has not received a salary since then.  His only connection with WLR's daily operations occurs when he gives advice during his occasional walks through WLR's plants and his talks with WLR's growers.

No evidence was presented that his advice is ever followed.

            Herman Mason is Vice Chairman of the Board of Directors and was

Chief Executive Officer of WLR until 1988, when he announced his retirement at a meeting of the National Turkey Federation.  Since 1988, his only role other than as a director has been to act as a "sounding board" for the current Chief Executive Officer, James Keeler.  Keeler is free to follow or disregard Mason's advice, as he sees fit.  As of April 14, 1994 Mason no longer received a salary, gave no orders, had no secretary, could not hire or fire on WLR's behalf, and shared a desk at WLR's headquarters which he used only to receive his mail.  Although after February 4, 1994 he helped

Keeler select the advisors used by WLR in connection with Tyson's takeover attempt, the court views that function as an appropriate one for a director and unconnected with WLR's daily activities or management of its operations.




















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            William Wampler and George Bryan are even less connected with

WLR's operations than are Charles Wampler and Herman Mason.  William

Wampler formerly was a Senior Vice President, but since his resignation on

February 4, 1994 he no longer receives a salary, has no office, has no secretary, and neither gives nor takes orders.  George Bryan has not been connected with the operations of WLR since the early 1970s, although he is still a director and retained the title of Senior Vice President until

February 4, 1994.  After his February 4 resignation, he no longer received a salary, had no office or secretary, had no authority to hire or fire, and neither gave nor took any orders.  Even before February 4 Bryan rarely came to WLR's offices except for meetings of the Board of Directors.  In fact,

he has been seriously ill and has not performed any functions for WLR since before February 4, 1994.

            Other than director's fees, the only benefit that the four directors still receive from WLR is lifetime health insurance benefits.

Tyson maintains that this is a disguised effort to compensate them for services as employees, rather than a provision of post-retirement benefits.

WLR presented evidence, however, that it previously has given lifetime health insurance benefits to nine other high-ranking officers after they retired.  WLR asserts that it has a history of being loyal to former employees who have given a lot to the company.  Based on this track record,

the court finds that even if the health benefits given to the four directors were as probative as the duties that


















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they performed as of the record date, the health benefits were retirement benefits rather than compensation for current services.

            Tyson also presented evidence that WLR designated the four directors as employees as recently as October of 1993 in various filings with the Securities and Exchange Commission and the State Corporation

Commission.  Furthermore, WLR told its shareholders in its 1993 proxy statement that the four directors were officers who were crucial to WLR's continued success.  Despite this, Tyson presented little, if any, evidence that any of the four directors performed any duties that would qualify them as employees.  The documents cited by Tyson were filed before the February

4, 1994 resignations of the four directors.8  As a result, the documents listing the four directors as employees do not persuade the court that they were employees anytime after their resignations on February 4, 1994.

Tyson,

















8 The only document filed after February 4, 1994 is WLR's Annual Report to the State Corporation Commission. This document deleted George Bryan, Herman Mason, and Charles Wampler as officers of WLR and designated them solely as directors. William Wampler, however, was deleted as a director and remained as an officer. If he was designated as both an officer and a director his identification as such would warrant more careful consideration, but the court considers the designation of William Wampler as an officer rather than a director to be an inadvertent error. Although the wrong box was marked on the form, his title on the form was changed from Senior Vice President to Director. Also, no party contends that William Wampler stopped acting as a director after February 4, 1994, but the designation by WLR, if intentional, indicates that he did. Lastly, WLR filed an amended report with the State Corporation Commission correcting the error.




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however, asserts that because WLR does not dispute that the four directors performed essentially the same functions as of April 14, 1994 as they did before February 4, 1994 the documents show that they were, and still are,

employees of WLR.  As stated previously, what is most important in determining their employment status, however, is their duties and functions rather than simply a nominal designation as employees.  Evidence relating to their role, or lack thereof, in the operations of WLR both before and after their February 4 resignations is more forceful than evidence that the four directors were designated as employees on documents filed in 1993.

            After weighing all of the evidence, the court finds that on

April 14, 1994 George Bryan, Herman Mason, Charles Wampler, and William

Wampler were not employees of WLR.  As a result, the shares that they hold are not interested shares as defined by Va. Code sec. 13.1-728.1, and the

Control Share Act does not prevent them from voting their shares in the control share referendum.  In addition, because their shares are not interested shares, shares held by their associates cannot be classified as interested by virtue of their association.  Officers and director/employees of WLR may not vote in the control share referendum, but the four directors in question do not fit within those categories.

                                     V.

            Pursuant to the narrow issues before the court, Tyson's motion for a preliminary injunction is hereby denied.  Tyson will




















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suffer very little harm as a result of the denial, and the three actions at issue in this proceeding do not violate the Virginia Control Share Act.  As a result, the four Blackwelder factors weigh heavily in WLR's favor.

            An appropriate Order shall this day issue.




                              ENTERED:    /s/ James H. Michael, Jr.
                                          Judge


                                          June 21, 1994
                                          Date



                                          A TRUE COPY, TESTE:
                                          MORGAN E. SCOTT, JR., CLERK
                                          By:  /s/ J. Turner
                                               DEPUTY CLERK